Exhibit 99.2

Announcement from Baan Company N.V. (in liquidation)

Final distribution, announcement of delisting

On 24 June 2011 Invensys Administratie B.V., acting as liquidator of Baan Company N.V. (in liquidation) with registered office at Barneveld, The Netherlands, (the “Liquidator”) announced that the appeal that was filed with the Supreme Court against the decision by the Court of Appeal of Arnhem rendered on 23 August 2010, had been rejected by the Supreme Court. As a result of the appeal having been rejected the liquidation accounts (rekening en verantwoording) and the plan of distribution (plan van verdeling) that were filed by the Liquidator are now final and the Liquidator can now proceed with making the final distribution of € 0.35 per ordinary share.

The Liquidator has resolved to make this final distribution on 12 August 2011. No dividend withholding tax will be withheld from the final distribution. The last trading date of shares of Baan Company N.V. (in liquidation) on NYSE Euronext in Amsterdam will be 8 August 2011; the shares will be delisted with effect from 9 August 2011 and will cease to exist when the final distribution is made.

Agent for the Netherlands: The Royal Bank of Scotland N.V. (tel. +31 20 464 3707, email: corporate.actions@rbs.com)

Shareholders holding their shares through an intermediary in Euroclear Nederland will receive the distribution through their intermediary.

The final distribution on New York Registry Shares (“NYRSs”) will be remitted in US dollars by JPMorgan Chase Bank N.A., the New York Transfer Agent, Registrar and Dividend Disbursing Agent (“the New York Agent”) upon presentation by NYRS holders of their NYRSs. In view thereof the New York Agent will convert the distribution of € 0.35 per share upon receipt thereof into US Dollars in the spot market.

The New York Agent will make a separate announcement on or after 12 August 2011 when the US Dollar distribution rate is known. Thereafter NYRSs can be presented to the New York Agent in exchange for the final distribution payment. The US dollar distribution on NYRSs will be made automatically through the Depository Trust Company (“DTC”) to holders holding NYRSs through a DTC participant on or around 19 August 2011.

Registered NYRS holders who hold NYRS certificates will receive instructions from the New York Agent on where to remit their NYRS certificate in exchange for payment of the final distribution. As soon as is practicable after receipt of a validly outstanding NYRS certicate, the New York Agent will mail a check to the address on record of the presenting NYRS holder.

From 14 July 2011 onwards no conversion will be possible of NYRSs into shares traded on Euronext Amsterdam nor vice versa.

Baarn, 7 July 2011

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn

For further information
Name:	Steve Devany
Title:	Head of Corporate Communications
Tel:	+44 (0) 20 3155 1301
Email:	steve.devany@invensys.com
Date:	7 July 2011